Preferred Advantage Variable Annuity

issued by
Separate Account B of Venerable Insurance and Annuity Company

and sponsored by
Venerable Insurance and Annuity Company

A Flexible Premium Deferred Individual Variable Annuity Contract

Supplement Dated August 27, 2026

This supplement updates the most recent Prospectus and Notice for your variable annuity Contract and subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and Notice for future reference.

NOTICE OF IMPORTANT INFORMATION ABOUT THE
Putnam VT International Equity Fund and the Putnam VT International Value Fund.

Effective on or about August 1, 2026, Templeton Asset Management Ltd. replaced The Putnam Advisory Company, LLC, as a subadviser to the Putnam VT International Equity Fund and the Putnam VT International Value Fund, Funds available through your Contract. Accordingly, Templeton Asset Management Ltd. is added to and The Putnam Advisory Company, LLC is removed from the list of Subadvisers for each of these Funds as found in Appendix A of your most recent Prospectus and Notice, as subsequently supplemented.

NOTICE OF IMPORTANT INFORMATION ABOUT THE PIMCO All Asset Portfolio

Effective on or about August 18, 2026, Research Affiliates, LLC, the subadviser to the PIMCO All Asset Portfolio, changed its name to Syzygy Asset Management. Accordingly, the name of the Subadviser for this Fund is changed from Research Affiliates, LLC to Syzygy Asset Management as found in Appendix A of your most recent Prospectus and Notice, as subsequently supplemented.

Additionally, effective October 1, 2026, the Management Fees of the PIMCO All Asset Portfolio will decrease by 0.05%. Consequently, on that date the current net expense figure for this Fund as shown in Appendix A of your most recent Prospectus and Notice, as subsequently supplemented, will also decrease by 0.05%.

MORE INFORMATION IS AVAILABLE

More information about the Putnam VT International Equity Fund and the Putnam VT International Value Fund, including information about Templeton Asset Management Ltd. and the risks associated with investing in these Funds, can be found in the current prospectus and Statement of Additional Information for each Fund. You may view these documents online at https://docs.venerable.com or get copies by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund’s summary prospectus.

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